UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

August 15, 2018

(Date of Report (Date of earliest event reported))

FUNDRISE EQUITY REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2536661
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Update

RSE Aspect Promenade Controlled Subsidiary - Hollywood, FL - Update

On July 18th, 2018, we acquired additional ownership of a “majority-owned subsidiary”, Aspect Promenade JV LP (the “RSE Aspect Promenade Controlled Subsidiary”), for an initial purchase price of approximately $7,486,000, which is the initial stated value of our additional equity interest in the RSE Aspect Promenade Controlled Subsidiary (the “Second RSE Aspect Promenade Investment”). The RSE Aspect Promenade Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized garden-style multifamily property called Park Colony totaling 316 units located at 812 S Park Road, Hollywood, FL 33021 (the “Park Colony Apartments”). On August 15th, 2018, we increased our Second RSE Aspect Promenade investment amount to approximately $12,316,000 by purchasing an affiliated entity of the seller that had maintained a 20% ownership of the Park Colony Apartments. We now own 51% of the Park Colony Apartments and ALA maintains their 49% ownership.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated August 10, 2018, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EQUITY REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Brandon T. Jenkins
Name:	Brandon T. Jenkins
Title:	Chief Operating Officer

Date:	August 21, 2018